

September 18, 2012

Via E-mail
Edward Day, VI
President and Chief Executive Officer
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501

> **Re:** **Mississippi Power Company**
> **Registration Statement on Form S-3**
> **Filed August 24, 2012**
> **File No. 333-183528**

Dear Mr. Day:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Legal Matters, page 20

1. We note Annex II to Exhibit 5.1 is addressed to Troutman Sanders LLP and the last paragraph of Annex II which states that "[t]his opinion is furnished for your benefit in connection with your rendering an opinion to the Company to be filed as Exhibit 5.1..." Please revise your disclosure in this section to clarify that Balch & Bingham LLP is not providing a legality opinion to investors on behalf of the company.

Exhibit 5.1

2. Please confirm you will file an updated and appropriately unqualified legal opinion, including all relevant annexes, of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing. Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

3. We note the third paragraph on page 2 of the Troutman Sanders' opinion which states "the Depositary Receipts will be legally issued and will entitle the holders to the rights in respect of the Depositary Shares and the Preferred Stock represented thereby specified in such Depositary Receipts and the Deposit Agreement." Please revise this opinion and the Balch & Bingham LLP opinion to state that the *Depositary Shares* will be legally issued and will entitle their holders to the rights specified in the Depositary Receipts and the Deposit Agreement, as you are registering the Depositary Shares. Please see Section II.B.1.d of Staff Legal Bulletin No. 19.

4. Please revise the fourth paragraph on page 2 of the Balch & Bingham LLP opinion to state that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation with respect to the Senior Notes and the Junior Subordinated Notes. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535 or me, at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Eric A. Koontz
Troutman Sanders LLP